UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
 _______________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2017
Commission file number 0-30752
 _______________________________
AETERNA ZENTARIS INC.
_______________________________

315 Sigma Drive, Suite 302D
Summerville, South Carolina, USA
29486
(Address of Principal Executive Offices)
 _______________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

DOCUMENTS INDEX

Documents	Description

99.1	Aeterna Zentaris' Condensed Interim Consolidated Financial Statements - First Quarter 2017 (Q1)

99.2	Aeterna Zentaris' Interim Management's Discussion and Analysis of Financial Condition and Results of Operations - First Quarter 2017 (Q1)

99.3	Certification of the Chief Executive Officer pursuant to National Instrument 52-109

99.4	Certification of the Principal Financial Officer pursuant to National Instrument 52-109

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: May 8, 2017	By:	/s/ Philip A. Theodore
Philip A. Theodore
Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary